450 Wireless Blvd.

Hauppauge, New York 11788

GEMINI FUND SERVICES, LLC

Emile R. Molineaux

General Counsel

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

July 12, 2006

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn :  Laura Hatch, Senior Attorney

(202) 551-6957

RE:      Northern Lights Fund Trust  (the “Registrant”) on behalf of the Biltmore Index Enhancing Fund, Biltmore Momentum/Dynamic ETF Fund and the Biltmore Contrarian/Momentum Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Denise Cassidy, of Gemini Fund Services, LLC on June 29, 2006 with respect to the above-referenced filing (“April 24, 2006 485(a) Filing”).

Your comment is set forth below, and is followed by the Registrant’s response.

Prospectus

Comment: 1	Under the heading “Risk/Return Summary,” “Biltmore Index Enhancing Fund,” “Principal Investment Strategies,” provide examples of the indices the Fund will invest in.
Response:

The Fund does not invest in any particular index, but rather analyzes the performance of the companies comprising in various indices.  The Fund then invests in the companies on each index that the adviser believes will outperform other companies on the index.  Given that strategy, the following disclosure has been added under "Principal Investment Strategies":

In constructing the Fund's composite portfolio, the adviser analyzes a variety of indices, including, but not limited to, the S&P 500 Index, the S&P 400 Mid Cap Index and the Russell 1000 Index.

The Registrant acknowledges that:

•     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•     The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/Emile R. Molineaux

Emile R. Molineaux